DELTIC TIMBER CORPORATION

(870) 881-9400	210 EAST ELM (71730)
P O BOX 7200 EL DORADO, AR 71731-7200

October 28, 2010

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Form 10-K for the year Fiscal Year Ended December 31, 2009
Filed: March 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed: March 19, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed: May 6, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed: August 3, 2010
File No. 001-12147

Dear Mr. Ingram:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated October 21, 2010 (the “October 21 Comment Letter”). The October 21 Comment Letter related to the Company’s response dated October 8, 2010 (the “October 8 Response”) to the Staff’s comments in its letter dated October 1, 2010 (the “October 1 Comment Letter”) related to the Company’s Form 10-K for the year ended December 31, 2009, as filed on March 5, 2010 (File number 001-12147) and the Definitive Proxy Statement as filed on March 19, 2010, Form 10-Q for the quarter ended March 31, 2010 as filed on May 6, 2010 and Form 10-Q for the quarter ended June 30, 2010, as filed on August 3, 2010. For convenience, the headings and numbered paragraphs correspond to those in the October 21 Comment Letter, include the text of the October 21 Comment Letter and are followed by the Company’s response.

United States Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Controls and Procedures, page 28

Controls and Procedures, page 30

Comment (1):	We note your response to comment two in our letter dated October 1, 2010; however, we reissue the comment in part. For each period, please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

Response:	For the fiscal quarter ended March 31, 2010 and the fiscal quarter June 30, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosures. We will conform in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

2009 Grants of Plan-Based Awards Table, page 34

Comment (2):	We note your response to comment six in our letter dated October 1, 2010. We specifically note that the per-share fair value for the performance-based stock award is calculated based on a Monte Carlo simulation and the time-based stock award is calculated using the per-share closing price on the grant date. Based on these two-per-share values, please explain to us supplementally why the grant date fair value amounts listed for each named executive officer in the Summary Compensation Table in column (e) are not equal to the sum of the performance-based and time-based restricted stock grant date fair values for each named executive officer in column (l) of the Grants of Plan-Based Awards Table.

United States Securities and Exchange Commission

Response:	In preparing the response to this comment, it came to our attention that we did not use the appropriate per-share fair values, as defined in ASC Topic 718, for both the performance-based restricted stock and stock option awards. This error was compounded by a simple arithmetic error between the sums of the values reported in columns (e) and (f) of the 2009 Summary Compensation Table and the sum of the values in column (l) of the 2009 Grants of Plan-Based Awards Table. A revised 2009 Summary Compensation Table and a revised 2009 Grants of Plan-Based Awards Table, using values as calculated under ASC Topic 718, are included as supplementary schedules to this response. In addition, we have also prepared revised footnotes to the respective revised tables where information in the proxy statement, as filed, was incorrect. While we acknowledge that the tables were prepared with incorrect values, we have determined the total compensation reflected in column (j) in the revised 2009 Summary Compensation Table is not materially different from the amounts reported in the proxy statement, as filed. See the following table which shows the total compensation for each named executive for each year presented on an “as filed” basis compared to the “revised” basis:

		Total Compensation ($)
Name	Year	As filed	Revised	Difference

Ray C. Dillon	2009	1,253,604	1,254,349	745
	2008	1,222,072	1,212,170	(9,902)
	2007	1,330,852	1,314,170	(16,682)

Kenneth D. Mann	2009	559,840	560,076	236
	2008	644,786	641,096	(3,690)
	2007	500,065	493,661	(6,404)

Kent L. Streeter	2009	504,343	504,551	208
	2008	518,066	514,959	(3,107)
	2007	515,618	510,056	(5,562)

David V. Meghreblian	2009	400,540	400,710	170
	2008	417,042	414,431	(2,611)
	2007	400,061	395,714	(4,347)

Phillip A. Pesek	2009	391,892	392,071	179
	2008	418,479	415,609	(2,870)

In future filings, we will prepare the Summary Compensation Table and Grants of Plan-Based Awards Table using the fair values as determined under ASC Topic 718.

United States Securities and Exchange Commission

Comment (3):	We note your response to comment six in our letter dated October 1, 2010. Specifically, in your response to comment six, you state that you calculated the per-share value of the performance-based stock awards using the Monte Carlo simulation approach, while in footnote seven to the Grants of Plan-Based Awards Table, you state that the $42 multiplier represents the trading range of the company’s stock price at the time of the grant. Supplementally clarify the reference to the trading range of your stock at the time of grant and explain whether you calculated the per-share value of the performance-based stock awards in accordance with ASC Topic 718. We also note the statement in your response to comment six regarding the inaccurate multiplier disclosed in the proxy statement.

Response:	In the proxy statement, as filed, the per-share fair value for the performance-based stock awards was not calculated based on the Monte Carlo Simulation Approach, appropriate for awards with a market condition as addressed in ASC Topic 718, as it should have been. Instead, and unintentionally, an amount that represented the trading range of the Company’s stock at the time of the grant was incorrectly used to prepare the 2009 Grants of Plan-Based Awards Table and the 2009 Summary Compensation Table in the proxy statement, as filed. Therefore, both the methodology and fair value amounts were reported incorrectly in the proxy statement. The revised 2009 tables, as provided per our response to Comment (2) above, correctly utilize the Monte Carlo Simulation Approach, and not a trading range, to value the performance-based stock awards. In addition the revised tables correctly utilize the Binomial Model, and not the Black-Scholes Model, to value stock option awards. Therefore, in the 2009 Grants of Plan-Based Awards Table, as revised, Footnote 7 would now read as follows: (7) Reflects the number of target shares reported in column (g) multiplied by $43.48 per share, which represents the fair value at the time of the grant utilizing the Monte Carlo Simulation Approach as appropriate for performance-based shares. Footnote 8 would now read as follows: (8) Reflects the number of shares reported in column (i) multiplied by $34.41 per share, which represents the fair value at the time of the grant utilizing the market’s per-share closing price on the grant date as appropriate for time-based shares. Footnote 9 would now read as follows: (9) Reflects the number of target shares reported in column (j) multiplied by $11.74 per share, which represents the fair value at the time of the grant utilizing the Binomial Model as appropriate for options. Further, in the 2009 Summary Compensation Table, Footnote 3 would now read as follows: (3) The amounts shown in column (e) reflect the full grant date fair value of the restricted stock awards (both time-based and performance-based) under the Company’s 2002 SIP for the years shown. During 2009, there were no re-pricings or modifications of Stock Awards and there were no forfeitures by any of the Named Executive Officers. In valuing the performance-based restricted stock, the target share amounts were utilized as the most probable outcome for these performance units. The maximum values for the 2009 performance-based restricted stock were: Mr. Dillon, $529,412; Mr. Mann, $168,615; Mr. Streeter, $145,919; Mr. Meghreblian, $121,570; and Mr. Pesek, $127,831. The maximum values for the 2008 performance-based restricted stock were: Mr. Dillon, $434,874; Mr. Mann, $162,075; Mr. Streeter, $136,400; Mr. Meghreblian, $114,790; and Mr. Pesek, $125,915. The maximum values for the 2007 performance-based restricted stock were: Mr. Dillon, $403,656; Mr. Mann, $154,925; Mr. Streeter, $134,552; and Mr. Meghreblian, $105,224. Footnote 4 would now read as follows: (4) The amounts shown in column (f) reflect the full grant date fair value of the option awards under the Company’s 2002 SIP for the years shown, utilizing the Binomial Model value of $11.74 per share for 2009; $16.46 per share for 2008; and $15.90 per share for 2007. The exercise price of these option grants was determined by the closing price on the date of grant. During 2009, there were no re-pricings or modifications of Option Awards and there were no forfeitures by any of the Named Executive Officers.

United States Securities and Exchange Commission

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or desire further explanations, please call me at (870) 881-6432.

Very truly yours,

/s/ Kenneth D. Mann

Kenneth D. Mann
Vice President, Treasurer, and Chief Financial Officer

2009 SUMMARY COMPENSATION TABLE

(Revised)

Name and Principal Position (a)	Year (b)	Base Salary(1) $ (c)	Bonus(2) $ (d)	Stock Awards(3) $ (e)	Option Awards(4) $ (f)	Non-Equity Incentive Plan Compensation (5) $ (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6) $ (h)	All Other Compensation(7) $ (i)	Total $ (j)

Ray C. Dillon President & Chief Executive Officer	2009 2008 2007	515,000 515,000 515,000	— — —	449,040 401,239 370,029	170,535 162,147 137,646	— — 181,723	79,535 84,458 65,686	40,239 49,326 44,086	1,254,349 1,212,170 1,314,170

Kenneth D. Mann Vice President, Treasurer & Chief Financial Officer	2009 2008 2007	262,167 240,000 181,668	— — —	143,011 149,513 142,028	54,321 60,425 52,836	— — 54,085	79,568 169,079 46,895	21,009 22,079 16,149	560,076 641,096 493,661

Kent L. Streeter Vice President, Operations	2009 2008 2007	248,750 247,542 239,584	— — —	123,748 125,837 123,361	46,995 50,861 45,887	38,793 38,793 64,789	24,455 28,840 19,423	21,810 23,086 17,012	504,551 514,959 510,056

David V. Meghreblian Vice President Real Estate	2009 2008 2007	200,000 198,000 187,001	— — —	103,109 105,888 96,451	39,165 42,780 35,870	6,000 7,875 40,331	36,025 41,976 17,362	16,411 17,912 18,699	400,710 414,431 395,714

Phillip A. Pesek Vice President, General Counsel & Secretary	2009 2008 (8)	215,000 215,000	— — —	108,443 116,177	41,184 46,977	— —	10,225 23,051	17,219 14,404	392,071 415,609 —

Revised footnotes (3) and (4)

(3)	The amounts shown in column (e) reflect the full grant date fair value of the restricted stock awards (both time-based and performance-based) under the Company’s 2002 SIP for the years shown. During 2009, there were no re-pricings or modifications of Stock Awards and there were no forfeitures by any of the Named Executive Officers. In valuing the performance-based restricted stock, the target share amounts were utilized as the most probable outcome for these performance units. The maximum values for the 2009 performance-based restricted stock were: Mr. Dillon, $529,412; Mr. Mann, $168,615; Mr. Streeter, $145,919; Mr. Meghreblian, $121,570; and Mr. Pesek $127,831. The maximum values for the 2008 performance-based restricted stock were: Mr. Dillon, $434,874; Mr. Mann, $162,075; Mr. Streeter, $136,400; Mr. Meghreblian, $114,790; and Mr. Pesek $125,915. The maximum values for the 2007 performance-based restricted stock were: Mr. Dillon, $403,656; Mr. Mann, $154,925; Mr. Streeter, $134,552; and Mr. Meghreblian, $105,224.
(4)	The amounts shown in column (f) reflect the full grant date fair value of the option awards under the Company’s 2002 SIP for the years shown, utilizing the Binomial Model value of $11.74 per share for 2009; $16.46 per share for 2008; and $15.90 per share for 2007. The exercise price of these option grants was determined by the closing price on the date of grant. During 2009, there were no re-pricings or modifications of Option Awards and there were no forfeitures by any of the Named Executive Officers.

Footnotes (1) and (2) and footnotes (5) and (6) remain unchanged as originally reported in the 2009 proxy statement.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

(Revised)

		Estimated Future Payout Under Non-Equity Incentive Plan Awards			Estimated future Payout Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock
Name (a)	Grant(1) Date (b)	Threshold(2) ($) (c)	Target(2) ($) (d)	Maximum(2) ($) (e)	Threshold (3) (#) (f)	Target (3) (#) (g)	Maximum (3) (#) (h)	Units(4) (#) (i)	Options(5) (#) (j)	Awards ($/Sh) (6) (k)	and Option Awards ($) (l)

Ray C. Dillon	2/18/2009	$180,250	$360,500	$721,000	3,044	6,088	12,176				$264,706	(7)
CEO	2/18/2009							5,357			$184,334	(8)
	2/18/2009								14,526	$34.41	$170,535	(9)

Kenneth D. Mann	2/18/2009	$66,250	$132,500	$265,000	970	1,939	3,878				$84,308	(7)
CFO	2/18/2009							1,706			$58,703	(8)
	2/18/2009								4,627	$34.41	$54,321	(9)

Kent L. Streeter	2/18/2009	$62,188	$124,375	$248,750	839	1,678	3,356				$72,959	(7)
	2/18/2009							1,476			$50,789	(8)
	2/18/2009								4,003	$34.41	$46,995	(9)

David V. Meghreblian	2/18/2009	$50,000	$100,000	$200,000	699	1,398	2,796				$60,785	(7)
	2/18/2009							1,230			$42,324	(8)
	2/18/2009								3,336	$34.41	$39,165	(9)

Phillip A. Pesek	2/18/2009	$53,750	$107,500	$215,000	735	1,470	2,940				$63,916	(7)
	2/18/2009							1,294			$44,527	(8)
	2/18/2009								3,508	$34.41	$41,184	(9)

Revised footnotes (7), (8), and (9):

(7)	Reflects the number of target shares reported in column (g) multiplied by $43.48 per share, which represents the fair value at the time of the grant utilizing the Monte Carlo Simulation Approach as appropriate for performance-based shares.
(8)	Reflects the number of shares reported in column (i) multiplied by $34.41 per share, which represents the fair value at the time of the grant utilizing the market’s per-share closing price on the grant date as appropriate for time-based awards.
(9)	Reflects the number of target shares reported in column (j) multiplied by $11.74 per share, which reflects the fair value at the time of the grant utilizing the Binomial Model as appropriate for options.

Footnotes (1) through (6) remain unchanged as originally reported in the 2009 proxy statement.